Mail Stop 3561

October 16, 2007

William J. Bush, Chief Financial Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

> **Re:** **Handheld Entertainment, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 10, 2007**
> **File No. 1-32985**

Dear Mr. Bush:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Notice of Consent Solicitation

1. We note your response to comment 1 in our letter dated October 8, 2007. In the second voting bloc, please refer to Annex E as opposed to Annex D. In the last voting bloc, please refer to Annex F as opposed to Annex E. Also, please tell us why you have not unbundled Proposal 2 from Proposal 5 allowing your shareholders the opportunity to consent to, withhold consent from, or abstain from the two proposals separately.

Assumption of Liabilities, page 5

2. We note your response to comment 2 in our letter dated October 8, 2007. In your next revision, please include the aggregate dollar amount of the liabilities your subsidiary will assume from eBaum's World.

Will Handheld Entertainment Undergo a Change of Control?, page 7

3. We note your response to comment 3 in our letter dated October 8, 2007. Please confirm for us that the oral pronouncement by the Nasdaq Capital Market that the acquisition would not be deemed a reverse merger and would not require you to file a new initial listing application is its final decision and constitutes a binding determination on its part.

Proposal 1 – Approval of the Issuance of Shares of Handheld's Common…, page 25

Financing for the Acquisition, page 26

4. We note your revisions throughout your proxy statement discussing the issuance of additional convertible debentures and warrants. We note that the issuance of these securities appears uncertain considering you use language such as "[w]e expect that all of the holders of the notes due 2008 will elect to participate…," "various third parties may also desire to invest up to $5 million," and "rather than selling up to $5 million of convertible debentures and warrants to third parties, we may instead sell up to $5 million of [y]our common stock…" (emphases added). Please revise to clarify exactly when the issuance of these securities is expected to take place and discuss any contingencies that surround their occurrence with a view to providing shareholders with sufficient information so that they may make an informed voting decision. Further, please revise your disclosure to provide information about the issuance of these convertible debentures and warrants that is similar to what you provided regarding the convertible debentures and warrants issued to YA Global Investments as requested in prior comments 28-32 of our letter dated September 13, 2007 or tell us why you do not believe this disclosure is necessary.

Background of the Acquisition, page 25

5. We note your response to comment 7 in our letter dated October 8, 2007. In that response, you state that you have data from GoogleAnalytics showing that for each month from March 2007 through August 2007, average time on the eBaum World's website was between 10.79 and 11.02 minutes. Please provide us the source of that data or tell us where to find it in the materials you have provided to us already.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and

William J. Bush
Handheld Entertainment, Inc.
October 16, 2007
Page 3

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

If you have any questions, please call John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes & Boone, LLP
        Via Facsimile